Primary Business Name: PRO SECURITIES, L.L.C. **BD Number: 123421**

BD - AMENDMENT

09/17/2019

BD - INDIRECT OWNERS

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
MEDICI VENTURES, INC.	DE	TZERO GROUP, INC.	MEMBER	01/2016	E	N	Y	81-3820993
OVERSTOCK.COM	DE	MEDICI VENTURES, INC.	SHAREHOLDER	09/2016	E	Y	Y	87-0634302